FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2002

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F      ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                  No      ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

By:	/s/ Hideki Ishida
Hideki Ishida
Managing Director General Manager of Corporate Business Systems Administration Division

Date:  December 19, 2002

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Press Release regarding the Decision with respect to Rehearing of the LaPine Case by an En Banc Panel

December 19, 2002

Name of the Company:	Kyocera Corporation

Name of the Representative:	Yasuo Nishiguchi, President and Representative Director (Code Number 6971)

To whom it may concern:

Re:    Decision with respect to Rehearing of the LaPine Case by an En Banc Panel

With respect to the dispute over the validity and alleged breach by us of an agreement between Kyocera Corporation and LaPine Technologty Corporation (LTC) and Prudential-Bache Trade Corporation (PBTC) (presently renamed Prudential-Bache Trade Services, Inc.) concerning the reorganization of LTC, on July 23, 2002 the Ninth Circuit Court of Appeals of the United States ordered us to pay damages, including cost and interest, of approximately US$453 million.

We hereby inform you that, as a result of a petition filed by us for rehearing of our appeal, the Ninth Circuit Court of Appeals entered an order on December 17, 2002 that this case be reheard by an en banc panel of the Ninth Circuit Judges.

We are very much pleased with this order of rehearing.

4